Exhibit 99.1

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ANNOUNCEMENT ON KEY OPERATING DATA

AND FURTHER INFORMATION IN RELATION TO THE

CONTINUING CONNECTED TRANSACTIONS OF OTHER

FINANCIAL SERVICES UNDER FINANCIAL SERVICES FRAMEWORK AGREEMENT

KEY OPERATING DATA

This announcement is made regarding the operating data for August 2019 of the Group to be published on the Shanghai Stock Exchange.

The relevant key operating data was calculated based on the internal statistics of the Group, which may differ from the data disclosed in the relative periodic reports. Investors are hereby reminded of the risks which may result from inappropriate reliance upon or utilization of the relevant information.

This announcement is made regarding the operating data for August 2019 of China Southern Airlines Company Limited (the “Company”) and its subsidiaries (collectively, the “Group”) to be published on the Shanghai Stock Exchange.

In August 2019, passenger capacity (measured by available seat kilometres (“ASK”)) of the Group increased by 10.17% as compared to the same period last year (a year-on-year (“YoY”) basis). Of which, passenger capacity for domestic and international routes increased by 9.54%, and 12.21%, respectively, and passenger capacity for regional routes decreased by 3.15%, as compared to the same period last year. Compared to the same period last year, passenger traffic (measured by revenue passenger kilometres (“RPK”)) increased by 10.35%. Of which, passenger traffic for domestic and international routes increased by 8.66% and 15.05%, respectively, and passenger traffic for regional routes decreased by 6.10%, as compared to the same period last year. The passenger load factor was 85.99%, representing an increase of 0.14 percentage point as compared to the same period last year. Of which, passenger load factor for domestic and regional routes decreased by 0.70 percentage point and 2.42 percentage points, respectively, and passenger load factor for international routes increased by 2.12 percentage points, as compared to the same period last year.

In terms of cargo operations, in August 2019, cargo capacity (measured by available tonne kilometers (“ATK”) - Cargo and Mail) increased by 5.53% as compared to the same period last year. Cargo and mail traffic (measured by revenue tonne kilometres (“RTK”) - Cargo and Mail) decreased by 3.09% as compared to the same period last year. The cargo and mail load factor was 49.04%, representing a decrease of 4.36 percentage points as compared to the same period last year.

In August 2019, the Group has newly launched the following major route: Changsha-Nagoya-Changsha route (two flights per week) since 1 August 2019.

In August 2019, the Group introduced four aircraft, including one A321NEO aircraft, one A320NEO aircraft, one B777-300ER aircraft and one B787-9 aircraft, and terminated the lease of two aircraft, including one A319 aircraft and one EMB190 aircraft. As of the end of August 2019, the Group operated a fleet of 852 aircraft as set out below:

Aircraft Model	Self-owned	Finance Lease	Operating Lease	Subtotal
Airbus 380 Series	3	2	0	5
Airbus 350 Series	0	1	0	1
Airbus 330 Series	10	30	8	48
Airbus 320 Series	94	90	129	313
Boeing 787 Series	4	24	7	35
Boeing 777 Series	8	17	0	25
Boeing 737 Series	156	82	163	401
Boeing 747 Series	2	0	0	2
EMB190 Series	6	0	16	22

Total	283	246	323	852

KEY OPERATION DATA OF AUGUST 2019

Capacity	August 2019			Cumulative 2019
	Amount	Month-on- Month (“MoM”) Change (%)	YoY Change (%)	Amount	YoY Change (%)
RPK (in million)

Domestic	18,523.90	4.97	8.66	129,639.56	9.07
Regional	295.22	-12.83	-6.10	2,444.34	11.08
International	8,287.43	4.45	15.05	58,153.42	14.26

Total	27,106.54	4.58	10.35	190,237.32	10.63

RTK (in million)

Domestic	1,739.63	4.60	8.10	12,427.79	8.00
Regional	27.86	-12.18	-4.10	231.32	11.29
International	1,198.73	0.78	5.67	8,850.88	7.53

Total	2,966.21	2.84	6.98	21,509.98	7.84

RTK - Cargo and Mail (in million)

Domestic	151.78	13.68	4.85	1,078.15	-0.92
Regional	2.41	-0.96	17.61	17.34	11.18
International	488.19	-3.75	-5.40	3,779.51	-0.22

Total	642.38	-0.13	-3.09	4,875.00	-0.34

Passengers carried (in thousand)

Domestic	12,247.14	5.38	7.58	85,451.71	7.60
Regional	219.31	-12.56	-7.91	1,834.76	8.77
International	1,969.65	6.02	18.13	13,653.22	14.03

Total	14,436.10	5.13	8.63	100,939.68	8.45

Cargo and mail carried (in thousand tonnes)

Domestic	91.10	11.68	2.39	661.76	-2.76
Regional	2.16	1.09	20.92	15.30	11.77
International	58.02	-1.84	-2.16	439.66	2.05

Total	151.29	5.93	0.81	1,116.71	-0.74

Capacity	August 2019			Cumulative 2019
	Amount	MoM Change (%)	YoY Change (%)	Amount	YoY Change (%)
ASK (in million)

Domestic	21,495.46	1.06	9.54	155,951.31	9.26
Regional	383.47	-11.06	-3.15	3,177.42	9.21
International	9,642.71	1.53	12.21	69,609.02	12.58

Total	31,521.64	1.03	10.17	228,737.75	10.25

ATK (in million)

Domestic	2,423.03	1.36	9.66	17,654.16	9.02
Regional	44.93	-11.41	-0.98	366.46	10.04
International	1,679.02	0.30	7.53	12,619.69	8.93

Total	4,146.98	0.77	8.66	30,640.31	8.99

ATK - Cargo and Mail (in million)

Domestic	488.44	2.55	10.12	3,618.54	8.08
Regional	10.42	-12.55	6.94	80.50	13.11
International	811.18	-0.99	2.94	6,354.88	5.55

Total	1,310.03	0.20	5.53	10,053.92	6.51

	August 2019			Cumulative 2019
Load Factor	Figure (%)	MoM Change (Percentage Points)	YoY Change (Percentage Points)	Figure (%)	YoY Change (Percentage Points)
Passenger Load Factor (RPK/ASK)

Domestic	86.18	3.21	-0.70	83.13	-0.14
Regional	76.99	-1.56	-2.42	76.93	1.30
International	85.94	2.4	2.12	83.54	1.22

Total	85.99	2.91	0.14	83.17	0.29

Cargo and Mail Load Factor

Domestic	31.07	3.04	-1.56	29.80	-2.71
Regional	23.17	2.71	2.10	21.54	-0.37
International	60.18	-1.73	-5.30	59.47	-3.44

Total	49.04	-0.15	-4.36	48.49	-3.33

Overall Load Factor (RTK/ATK)

Domestic	71.80	2.23	-1.03	70.40	-0.66
Regional	62.00	-0.55	-2.02	63.12	0.71
International	71.39	0.34	-1.26	70.14	-0.91

Total	71.53	1.44	-1.12	70.20	-0.75

Notes:

1.	“RPK(s)” refers to the number of passengers carried multiplied by the kilometers flown;
2.	“RTK(s)” refers to the load (passenger and cargo) in tonnes multiplied by the kilometers flown;
3.	“RTK(s) - Cargo and Mail” refers to the cargo and mail load in tonnes multiplied by the kilometers flown;
4.	“ASK(s)” refers to the number of seats available for sale multiplied by the kilometers flown;
5.	“ATK(s)” refers to the number of tonnes of capacity available for transportation multiplied by the kilometers flown;
6.	“ATK(s) - Cargo and Mail” refers to the number of tonnes of capacity available for the carriage of cargo and mail multiplied by the kilometers flown;
7.	“Passenger Load Factor” refers to RPK expressed as a percentage of ASK;
8.	“Cargo and Mail Load Factor” refers to RTK- Cargo and Mail expressed as a percentage of ATK - Cargo and Mail;
9.	“Overall Load Factor” refers to RTK expressed as a percentage of ATK.

The key operating data above was calculated based on the internal statistics of the Group, which may differ from the data disclosed in the relative periodic reports. Investors are hereby reminded of the risks which may result from inappropriate reliance upon or utilization of the information given above.

FURTHER INFORMATION IN RELATION TO THE CONTINUING CONNECTED TRANSACTIONS OF OTHER FINANCIAL SERVICES UNDER FINANCIAL SERVICES FRAMEWORK AGREEMENT

Reference is made to the announcement of the Company dated 27 August 2019 in relation to the financial services framework agreement entered into by the Company (the “Announcement”).

The Company would like to provide further information that the historical figures relating to other financial services fee payable by the Company to the Finance Company for the two financial years ended 31 December 2018 and six months ended 30 June 2019 on page 5 of the Announcement shall be RMB0 million, RMB0.063 million and RMB0 million (unaudited), respectively, instead of RMB26.36 million, RMB19.45 million and RMB0 million (unaudited), respectively.

Save as disclosed above, all other information in the Announcement shall remain unchanged.

By order of the Board
China Southern Airlines Company Limited Xie Bing
Company Secretary

Guangzhou, the People’s Republic of China

12 September 2019

As at the date of this announcement, the Directors include Wang Chang Shun, Ma Xu Lun and Han Wen Sheng as executive Directors; and Zheng Fan, Gu Hui Zhong, Tan Jin Song and Jiao Shu Ge as independent non-executive Directors.

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